FOR IMMEDIATE RELEASE

JED OIL INC. UPDATES DRILLING PROGRESS AND JMG EXPLORATION, INC.

REITERATES WARRANT EXTENSION

Calgary, Alberta – Tuesday, July 18, 2006 – JED Oil Inc. (AMEX: JDO) today updated its drilling results to date on its recently announced drilling program and JMG Exploration, Inc. (NYSE ARCA: JMG, JMG+) (“JMG”) reiterated the extension of its warrants to January 15, 2007.

JED has finished drilling the first well of its multi well program in the Pinedale/Jonah area of Wyoming.  Total depth of this well was over 13,600 feet.  Completion of this well will commence shortly and is expected to take several weeks.  Based upon initial indications from this well, the second well is currently being prepared for drilling which is expected to commence on Wednesday of this week.  An additional rig is scheduled to move to this area next month.  Both JED and JMG have interests in this area.  Following spring breakup, JED has participated in 5 wells in Ferrier with a 100% success rate.  These wells are a follow up to 15 wells drilled in the fourth quarter of 2005 and the first quarter of 2006.  Drilling is ongoing with two drilling rigs currently working in this area.  JED also plans to commence drilling in North Dakota by the end of this month to follow up the three successful wells drilled in the Midale formation to date.  “We are pleased with our drilling results to date and are on track with our drilling program,” stated Al Williams, JED’s President.  “The Pinedale well is of special significance as it is the first well we have drilled in the area.”

In response to investor questions regarding the JMG warrants, management reiterated that the outstanding JMG warrants that were originally scheduled to expire in August and December of 2006 have been extended to January 15, 2007.  Until JMG’s recently filed post-effective amendment to its SB-2 registration statement has been cleared by the Securities and Exchange Commission, the JMG warrants cannot be exercised.

About JED: Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

About JMG: JMG Exploration, Inc., which was incorporated under the laws of the State of Nevada on July 16, 2004, explores for oil and natural gas in the United States and Canada.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry, delays in drilling schedule and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities.

Company Contacts:

or

Investor Relations Counsel

Reg Greenslade, Chairman JED/JMG

The Equity Group Inc.

(403) 213-2507

Linda Latman  (212) 836-9609

Al Williams, President of JED

Lena Cati (212) 836-9611

(403) 537-3250

www.theequitygroup.com

www.jedoil.com